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                           November 10, 2022

       Jay Wolszczak
       Chief Legal Officer
       First Watch Restaurant Group, Inc.
       8725 Pendery Place, Suite 201
       Bradenton, FL 34201

                                                        Re: First Watch
Restaurant Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2022
                                                            File No. 333-268197

       Dear Jay Wolszczak :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Alex Lynch